Item 7.  Management's Discussion and Analysis of Financial
         Condition and Results of Operations.

  The following discussion and analysis of results of operations for the Company compares 1994 to 1993, as well as 1993 to 1992. Montgomery Ward is on a 52- or 53-week fiscal year basis. As a result, 1994 and 1993 are 52-week years, and 1992 is a 53-week year. All dollar amounts are in millions, and all income and expense items and gains and losses are shown before income taxes, unless specifically stated otherwise.

  The Company's retail business is seasonal, with one-third of the sales traditionally occurring in the fourth quarter.


Results of Operations:  1994 Compared with 1993

  Consolidated net income increased $16, or 16%, from the prior year. Consolidated net income applicable to common shareholders for 1994 was $115, which was 14% greater than the prior year.

  Consolidated total revenues (net sales and direct response marketing revenues, including insurance) were $7,038 compared with $6,029 in 1993. Net sales increased $944, or 17%. Sales on a comparable store basis, which reflects only the stores in operation for both 1994 and 1993, increased 3%. Non-comparable sales include Lechmere sales of $694. Lechmere was acquired on March 30, 1994. Non-comparable sales also include the sales of six "Electric Avenue & More" stores opened during 1994. This new specialty power format combines the appliances/electronics (Electric Avenue), furniture (Rooms & More) and fine jewelry (Gold 'N Gems) specialty formats. The stores, which include an expanded assortment, contain Montgomery Ward's and Lechmere's most successful merchandise categories in a format designed for mid-sized markets.

  Direct response marketing revenues increased $65, or 16%, to $465. The increase was primarily due to increased clubs membership and insurance policyholder levels.

  Gross margin (net sales less cost of goods sold) dollars, including Lechmere, were $1,484, an increase of $111, or 8%, from 1993. This increase was due to the gross margin impact of the increased sales ($273), partially offset by the decrease in the margin rate on sales ($107), increased occupancy costs related to new store openings ($40) and increased buying and other expenses ($15). The decrease in the margin rate was impacted by a heavier emphasis in appliances and electronics and the lower margin rates that accompany these businesses (which includes Lechmere) and continued competitive pressures.

Item 7.  Management's Discussion and Analysis of Financial
         Condition and Results of Operations. (continued)

Results of Operations:  1994 Compared with 1993 (continued)

  Operating, selling, general and administrative expenses increased $142, or 9%, from the prior year. Excluding Lechmere's expenses, operating, selling, general and administrative expenses increased by $37. The increase was due to the impact of new store openings of $48 and increased benefits and losses of direct response operations of $9, partially offset by increased income generated from the sale of product service contracts of $18 (See Note 9 to the Consolidated Financial Statements) and decreased other operating and administrative costs of $2.

  Net interest expense increased $15, or 35%, from the prior year. The increase is due to a combination of increased borrowings, primarily due to the acquisition of Lechmere, as well as increased rates in 1994.

  Income tax expense was $62, or 34% of income before income taxes, for 1994 as compared to $59, or 37% of income before income taxes, for 1993. The decrease in the effective income tax rate was caused by an income tax adjustment due to the settlement of issues with the Internal Revenue Service for the 1988 through 1990 tax years.


Results of Operations:  1993 Compared with 1992

  Net income applicable to common shareholders before applying the cumulative impact of accounting changes on retained earnings as of December 29, 1991 increased by $9, or 10%. Consolidated net income in 1993 was $101, an increase of $41, or 68%, from the prior year.
Net income for 1992 reflects a charge of $40 for the cumulative effect of changes in accounting principles as a result of adoption of Financial Accounting Standards Board (FASB) Statements No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and No. 109, "Accounting for Income Taxes". Income tax expense of
$59 increased $9, or 18%, from 1992, of which $2 was due to the impact of the increase in the Federal income tax rate from 34% to 35%.

  Consolidated total revenues were $6,029, compared with $5,806 in 1992. Net sales increased $202, or 4%, over 1992, with an increase of $303, or 6%, from prior year net of the impact of the 53rd week in 1992. Apparel sales increased 1%, and hardlines sales experienced increases of 6%. Net of the impact of the 53rd week in 1992, apparel sales increased 2%, and hardlines sales increased 8%.

Item 7.  Management's Discussion and Analysis of Financial
         Condition and Results of Operations. (continued)

Results of Operations:  1993 Compared with 1992 (continued)

Management believes merchandise sales increases reflect the positive impact of new strategic programs implemented throughout Montgomery Ward. Sales on a comparable store basis, which reflect only the stores in operation for 1993 and 1992, increased 2%. Direct response marketing revenues increased $21, or 6%, to $400. The increase was primarily due to increased clubs membership levels.

  Gross margin dollars were $1,373, a decrease of $7, or 1%, from last year. This decrease was primarily due to the decrease in the margin rate on sales ($57) and increased occupancy costs primarily as a result of new store openings ($10) and increased buying and other expenses ($2), partially offset by the gross margin impact of the increased sales ($62). The strong sales increase in Electric Avenue of 11% had an impact on the overall Company margin rate as Electric Avenue generally has lower margin rates than other merchandise categories.

  Operating, selling, general and administrative expenses increased $6 from the prior year. This increase was attributable to the impact of new store openings of $33, increased provision for estimated costs to be incurred in connection with the Account Purchase Agreement of $17, increased payroll and operating costs of $10. These increases were partially offset by decreased health care and insurance costs of $21, decreased advertising and other promotional costs of $19, increased product service income of $10, and decreased benefits and losses of direct response operations of $4.

  Net interest expense of $43 decreased $2, or 4%, from the prior year. The decrease in interest expense due to lower interest rates on borrowings was offset by decreased investment income due to lower investment balances and rates.

  There was no preferred stock dividend requirement in 1993, as there was no preferred stock outstanding during 1993.


Discussion of Financial Condition

  Montgomery Ward is the only direct subsidiary of MW Holding and therefore Montgomery Ward and its subsidiaries are MW Holding's sole source of funds.

Item 7.  Management's Discussion and Analysis of Financial
         Condition and Results of Operations. (continued)

Discussion of Financial Condition (continued)

  Montgomery Ward has entered into a Long Term Credit Agreement (Long Term Agreement) dated as of September 15, 1994 with various lenders. The Long Term Agreement, which expires September 15, 1999, provides for a revolving facility in the principal amount of $603. As of December 31, 1994, no borrowings were outstanding under the Long Term Agreement. Concurrently, Montgomery Ward also entered into a Short Term Credit Agreement (Short Term Agreement) dated as of September 15, 1994 with various lenders. The Short Term Agreement, which expires September 14, 1995, provides for a revolving facility in the principal amount of $297. As of December 31, 1994, $144 was outstanding under the Short Term Agreement.

  Proceeds from borrowings under the Long Term Agreement and the Short Term Agreement (collectively, the Agreements) were used to pay all borrowings outstanding under an Amended and Restated Credit Agreement dated as of September 22, 1992 (Long Term Credit Agreement), a Short Term Credit Agreement dated as of September 22, 1992 (Short Term Credit Agreement) and a Term Loan Agreement (Term Loan Agreement) dated as of November 24, 1993 with various banks and the agreements were terminated.

  Under the Agreements, Montgomery Ward may select among several interest rate options, including a rate negotiated with one or more of the various lenders. The interest rates for the aforementioned bank borrowings are based on market rates, and significant increases in market interest rates will increase interest payments required. A commitment fee is payable based upon the unused amount of each facility, although under certain circumstances, an additional fee may be payable to lenders not participating in a negotiated rate loan.

  During the fourth quarter of 1994, Montgomery Ward entered into interest rate exchange and cap agreements with various banks to offset the market risk associated with an increase in interest rates under both the Long Term Agreement and the Short Term Agreement. The aggregate notional principal amounts under the interest rate exchange agreements are $100 in 1994, $175 in 1995 through 1997 and $75 in 1998 and 1999. Under the terms of the interest rate exchange agreements, Montgomery Ward pays the banks a weighted average fixed rate of 7.2% in the fourth quarter of 1994, 7.4% from 1995 through 1997 and 7.6% from 1998 through 1999 and will receive the one-month daily average London Inter-bank Offered (LIBO) rate in each case multiplied by the notional

Item 7.  Management's Discussion and Analysis of Financial
         Condition and Results of Operations. (continued)

Discussion of Financial Condition (continued)

principal amount. The average aggregate notional principal amounts under the various cap agreements are $63 in the fourth quarter of 1994, $154 in 1995, $158 in 1996 and $113 in 1997. Under the terms of the cap agreements, Montgomery Ward receives payments from the banks when the one-month daily average LIBO rate exceeds the 5.0% cap strike rate in 1994, 5.5% cap strike rate in 1995, 6% cap strike rate in 1996 and 7.0% cap strike rate in 1997. Such payments will equal the amount determined by multiplying the notional principal amount by the excess of the percentage rate, if any, of the one-month daily average LIBO rate over the cap strike rate.

  The Agreements and the Note Purchase Agreements impose various restrictions on Montgomery Ward, including the satisfaction of certain financial tests which include restrictions on payments of dividends. Under the terms of the Agreements, which are currently the most restrictive of the financing agreements as to dividends, distributions and redemptions, Montgomery Ward may not pay dividends or make any other distributions to the Company or redeem any common stock in excess of (1) $63 on a cumulative basis, plus
(2) 50% of Consolidated Net Income of Montgomery Ward (as defined in the Agreements) after January 1, 1994, plus (3) any repayment by the Company of any loan or advance made by Montgomery Ward to the Company which was received after January 1, 1994, plus (4) capital contributions received by Montgomery Ward after January 1, 1994, plus (5) net proceeds received by Montgomery Ward from (a) the issuance of capital stock including treasury stock but excluding Debt-Like Preferred Stock (as defined in the Agreements), or (b) any indebtedness which is converted into shares of capital stock other than Debt-Like Preferred Stock of Montgomery Ward or the Company, after January 1, 1994, plus (6) an adjustment of $45 for 1994 through 1996, $30 in 1997 and $15 in 1998. At December 31,
1994, Montgomery Ward could pay dividends and make other distributions to the Company of $124 pursuant to the terms of the Agreements. To date, Montgomery Ward has been in compliance with all such financial tests.

  On April 27, 1994, the Company issued 750 shares of a new series of Senior Preferred Stock (Senior Preferred Stock) to GE Capital in exchange for $75 in cash. The Company used the proceeds to acquire 750 shares of a new issue of Senior Preferred Stock of Montgomery Ward (Montgomery Ward Preferred) for $75 and Montgomery Ward used the proceeds to reduce short-term borrowings. The Montgomery Ward Preferred constitutes Debt-Like Preferred Stock for purposes of the dividend restrictions under the Agreements.

Item 7.  Management's Discussion and Analysis of Financial
         Condition and Results of Operations. (continued)

Discussion of Financial Condition (continued)

  Montgomery Ward acquired in a merger transaction all the stock of LMR Acquisition Corporation (LMR), which owns 100% of the stock of Lechmere, Inc. (Lechmere) on March 30, 1994. The aggregate purchase price was comprised of an estimated price of $113 and a contingent purchase price of up to $20 in cash and the issuance of up to 400,000 shares of Class A Common Stock, Series 1 (or at the option of Montgomery Ward, up to 400,000 shares of Class A Common Stock, Series 3). The contingent price is dependent on Lechmere achieving or exceeding a specified gross margin amount during the period commencing February 27, 1994 and ending February 25, 1995. Management believes that no payment of the contingent purchase price will be required.

  The closing price included a $10 promissory note (the Note) of Montgomery Ward, which bears interest at a rate of 4.87% per annum. Seventy-five percent of the accrued interest on and principal of the Note are payable 540 days after the date of the Note and the balance is payable three years after the date of the Note. The Note, which is secured by a standby letter of credit, is to be reduced upon the occurrence of certain specified circumstances.

  As part of the closing, Montgomery Ward advanced approximately $88 and assumed $3 of obligations to enable Lechmere to retire its outstanding bank debt and subordinated debt. The purchase of and advances to Lechmere were financed by the proceeds from borrowings under the Short Term Credit Agreement, Long Term Credit Agreement and the Term Loan Agreement.

  The Company has repurchased 4,187,550 shares held by certain former officers of the Company, Montgomery Ward and Signature and their permitted transferees by making cash payments and issuing installment notes in the aggregate of approximately $62. As of December 31, 1994, the outstanding balance of these notes was $26. See Note 14 to the Consolidated Financial Statements. These installment notes bear interest at varying rates, are payable over multi-year periods (generally three to five years) and are secured by shares of Common Stock, the fair market value of which is equal to the outstanding principal amount under each note. Under the Agreements, Montgomery Ward expects to be able to advance the Company sufficient funds to allow the Company to make the required installment payments in 1995.

  Currently available external sources of funds include $900 in multi-year revolving loan commitments which were obtained in September 1994 of which $297 will expire on September 14, 1995 and $603 will expire on September 15, 1999. During 1994, the average daily balance of borrowings under these commitments was $361.

Item 7.  Management's Discussion and Analysis of Financial
         Condition and Results of Operations. (continued)

Discussion of Financial Condition (continued)

  Under the laws and regulations applicable to insurance companies, some subsidiaries of Signature are limited in the amount of dividends they may pay. For information concerning limitations on the amount of dividends Signature may pay, see Note 20 to the Consolidated Financial Statements. During 1994, Signature paid dividends aggregating $22.

  Future cash needs are expected to be satisfied by ongoing operations, the sale of customer receivables to Montgomery Ward Credit, borrowings under the Agreements, and the disposition of capital assets related to facility closings. See "Business - Account Purchase Agreement" for a discussion of the terms of the sales of customer receivables by Montgomery Ward to Montgomery Ward Credit.

  Montgomery Ward and Lechmere's capital expenditures of $184 for 1994 were primarily related to opening 16 new stores, closing 2 stores, relocating 2 stores and implementing conversion strategies in conventional retail stores and various merchandise fixture and presentation programs. Montgomery Ward regularly reviews opportunities for acquisitions and joint ventures and regards such transactions as a possible source for future growth.

                                  1994      1993      1992

  Total Capital Expenditures . . .$ 184    $ 142      $ 146

  Capital appropriations
    authorized during the year . .$ 247    $ 149      $ 154

  Cancellations of prior
    year's appropriations. . . . .$(25)    $(23)      $(62)

  Unexpended capital
    appropriations at year-end . .$ 181    $ 143      $ 159


  Montgomery Ward and Lechmere are not contractually committed to spend all of the capital appropriations unexpended at December 31, 1994, but generally expect to do so.

  On May 20, 1994, the Board of Directors declared a cash dividend of $.50 per common share to shareholders of record on June 15, 1994, for a total of $22. This dividend was paid on June 23, 1994.

Item 7.  Management's Discussion and Analysis of Financial
         Condition and Results of Operations. (continued)

Discussion of Financial Condition (continued)

  Effective January 2, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments In Debt and Equity Securities" (FAS No. 115). Under FAS No. 115, all debt securities are classified as "available-for-sale" and are stated at fair market value with all changes in unrealized gains or losses included in Shareholders' Equity. The adoption of FAS No. 115 increased Investments of insurance operations by $20, Deferred income taxes by $7 and Unrealized gain on marketable securities by $13 as of January 2, 1994 and had no impact on the results of operations of the Company.



Item 8.  Financial Statements.
                                            Page

  Report of Independent Public
   Accountants . . . . . . . . . . . . . . . 28
  Consolidated Balance Sheet at
   December 31, 1994 and
   January 1, 1994 . . . . . . . . . . . . . 31
  For the 52-Week Periods Ended
   December 31, 1994 and January 1,
   1994 and the 53-Week Period
   Ended January 2, 1993
    Consolidated Statement of
     Income. . . . . . . . . . . . . . . . . 29
    Consolidated Statement of
     Shareholders' Equity. . . . . . . . . . 32
    Consolidated Statement of
     Cash Flows. . . . . . . . . . . . . . . 35
  Notes to Consolidated Financial
   Statements. . . . . . . . . . . . . . . . 37

                 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors and Shareholders of Montgomery Ward Holding Corp.:

 We have audited the accompanying consolidated balance sheet of MONTGOMERY WARD HOLDING CORP. (a Delaware Corporation) AND SUBSIDIARY as of December 31, 1994 and January 1, 1994, and the related consolidated statements of income, shareholders' equity and cash flows for the fiscal years ended December 31, 1994, January 1, 1994 and January 2, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

 We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Montgomery Ward Holding Corp. and Subsidiary as of December 31, 1994 and January 1, 1994 and the results of their operations and their cash flows for the fiscal years ended December 31, 1994, January 1, 1994 and January 2, 1993, in conformity with generally accepted accounting principles.

 As discussed in Notes 6 and 8 to the consolidated financial statements, effective December 29, 1991, the Company changed its methods of accounting for postretirement benefits other than pensions and income taxes.








Arthur Andersen LLP
Chicago, Illinois,
February 14, 1995

                       MONTGOMERY WARD HOLDING CORP.
                     CONSOLIDATED STATEMENT OF INCOME
                           (Millions of dollars)

                                52-Week              53-Week
                              Period Ended        Period Ended
                          Dec. 31,      Jan. 1,      Jan. 2,
                            1994         1994         1993
Revenues
  Net sales, including
   leased and licensed
   department sales. . . . $6,573      $5,629        $5,427
  Direct response
   marketing revenues,
   including insurance . .    465         400           379
    Total Revenues . . . .  7,038       6,029         5,806

Costs and Expenses
  Cost of goods sold,
   including net
   occupancy and
   buying expense. . . . .  5,089       4,256         4,047
  Operating, selling,
   general and adminis-
   trative expenses,
   including benefits
   and losses of direct
   response operations
   (Note 16) . . . . . . .  1,712       1,570         1,564
  Interest expense
   (Note 17) . . . . . . .     58          43            45
    Total Costs and
     Expenses. . . . . . .  6,859       5,869         5,656

Income Before
  Income Taxes . . . . . .    179         160           150
Income Tax Expense
  (Note 8) . . . . . . . .     62          59            50

Net Income before
  cumulative effect
  of changes in
  accounting principles. .    117         101           100

Cumulative Effect of
  Changes in Accounting
  Principles:
   Income Taxes
    (Note 8) . . . . . . .      -           -            50
   Postretirement
    Benefits, net
    (Note 6) . . . . . . .      -           -          (90)

Net Income . . . . . . . .    117         101            60

Preferred Stock
  Dividend Requirements
  (Note 13). . . . . . . .      2           -             8

Net Income Applicable to
  Common Shareholders. . . $  115      $  101        $   52


              See notes to consolidated financial statements.

                       MONTGOMERY WARD HOLDING CORP.
               CONSOLIDATED STATEMENT OF INCOME (Continued)
              (Millions of dollars, except per share amounts)


                                52-Week            53-Week
                              Period Ended       Period Ended
                          Dec. 31,   Jan. 1,     Jan. 2,
                            1994         1994       1993
Net Income Per Class A
  Common Share before
  cumulative effect of
  changes in accounting
  principles . . . . . . . .$2.68       $2.29        $2.01

Cumulative effect of
  changes in accounting
  principles . . . . . . . .$   -       $   -       $(.88)

Net Income per Class A
  Common Share
 (Note 14) . . . . . . . . .$2.68       $2.29        $1.13

Net Income Per Class B
  Common Share before
  cumulative effect of
  changes in accounting
  principles . . . . . . . .$2.30       $2.04       $ 1.87

Cumulative effect of
  changes in accounting
  principles . . . . . . . .$   -       $   -       $(.82)

Net Income per Class B
  Common Share
   (Note 14) . . . . . . . .$2.30       $2.04        $1.05

Cash Dividends declared
  per Common Share
   Class A . . . . . . . . $  .50       $ .50       $  .25
   Class B . . . . . . . . $  .50       $ .50       $  .25









              See notes to consolidated financial statements.

                       MONTGOMERY WARD HOLDING CORP.
                        CONSOLIDATED BALANCE SHEET
                           (Millions of dollars)


                                  ASSETS

                                         December 31, January 1,
                                           1994              1994

Cash and cash equivalents. . . . . . . . . $   33       $   98
Short-term investments . . . . . . . . . .      3           19
Investments of insurance operations
  (Note 3) . . . . . . . . . . . . . . . .    314          296
    Total Cash and Investments . . . . . . .  350          413

Trade and other accounts receivable. . . . .  112           62
Accounts and notes receivable from
  affiliates (Note 4). . . . . . . . . . .      6            4
    Total Receivables. . . . . . . . . . . .  118           66

Merchandise inventories (Note 5) . . . . . .1,625        1,242
Prepaid pension contribution (Note 6). . . .  324          310
Properties, plants and equipment,
  net of accumulated depreciation
  and amortization (Note 7). . . . . . . . .1,399        1,263
Direct response and insurance
  acquisition costs. . . . . . . . . . . . .  322          295
Other assets . . . . . . . . . . . . . . .    402          246
Total Assets . . . . . . . . . . . . . . . $4,540       $3,835


                   LIABILITIES AND SHAREHOLDERS' EQUITY

Short-term debt (Note 11). . . . . . . . . $  144       $    -
Trade accounts payable . . . . . . . . . . .1,719        1,358
Federal income taxes payable (Note 8)  . . .   14            7
Accrued liabilities and other
  obligations (Notes 2, 4, 6, 9
  and 14). . . . . . . . . . . . . . . . .  1,234        1,197
Insurance policy claim reserves
  (Note 10). . . . . . . . . . . . . . . . .  236          237
Long-term debt (Note 11) . . . . . . . . . .  228          213
Obligations under capital leases
  (Note 12). . . . . . . . . . . . . . . .     81           89
Deferred income taxes (Note 8) . . . . . .    122          127
    Total Liabilities. . . . . . . . . . . .3,778        3,228

Commitments and Contingent
  Liabilities (Notes 11 and 18)

Redeemable Preferred Stock (Note 13) . . . .   75            -

Shareholders' Equity
  Common stock (Note 14) . . . . . . . . . .    -            -
  Capital in excess of par value . . . . . .   23           19
  Retained earnings. . . . . . . . . . . . .  751          658
  Unrealized gain on marketable
   equity securities . . . . . . . . . . .      2            3
  Less:  Treasury stock, at cost . . . . .   (89)         (73)
    Total Shareholders' Equity . . . . . .    687          607
Total Liabilities and
  Shareholders' Equity . . . . . . . . . . $4,540       $3,835




              See notes to consolidated financial statements.

                       MONTGOMERY WARD HOLDING CORP.
              CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
              (Millions of dollars, except per share amounts)

       Class A Class B Capital
       Common  Common     in
       Stock   Stock    Excess                    Treasury  Total
       $ .01   $ .01      of              Unre-   Stock,    Share-
        Par      Par      Par   Retained  alized  at        holders'
       Value   Value    Value   Earnings  Gains   Cost      Equity
       (Number of shares
        in thousands)

Balance,
 December
 29,1991
 as re-
 stated  21,190   25,000   $13     $499     $ 2   $(34)     $480
Net income
 before
 cumulative
 effect of
 changes in
 accounting
 principles            -     -        -     100       -        -  100
Cash divi-
 dends paid            -     -        -    (19)       -        - (19)
Tax benefit
 of stock
 option exer-
 cises and
 other share
 exchanges    -        -     2        -       -       -        2
Change in
 unrealized
 gain on mar-
 ketable
 equity
 securities            -     -        -       -       1        -    1
Shares repur-
 chased as
 Treasury
 stock    (777)        -     -        -       -    (12)     (12)
Shares
 issued
 upon exer-
 cise of
 options    256        -     1        -       -       -        1
Shares
 issued
 upon exer-
 cise of
 conversion
 rights       3        -     -        -       -       -        -

Balance,
January
2,1993   20,672   25,000   $16     $580     $ 3   $(46)     $553

              See notes to consolidated financial statements.

                       MONTGOMERY WARD HOLDING CORP.
        CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (Continued)
              (Millions of dollars, except per share amounts)


       Class A Class B Capital
       Common  Common     in
       Stock   Stock    Excess                    Treasury  Total
       $ .01   $ .01      of              Unre-   Stock,    Share-
        Par      Par      Par   Retained  alized  at        holders'
       Value   Value    Value   Earnings  Gains   Cost      Equity
       (Number of shares
        in thousands)

Balance,
January
2,1993   20,672   25,000   $16     $580     $ 3   $(46)     $553

Net
 income       -        -     -      101       -       -      101
Cash
 dividends
 paid         -        -     -     (23)       -       -     (23)
Tax benefit
 of stock
 option exer-
 cises and
 other share
 exchanges    -        -     2        -       -       -        2
Shares repur-
 chased as
 Treasury
 stock  (1,258)        -     -        -       -    (27)     (27)
Shares
 issued
 upon exer-
 cise of
 options    193        -     1        -       -       -        1
Shares
 issued
 upon exer-
 cise of
 conversion
 rights       3        -     -        -       -       -        -

Balance,
January
1,1994   19,610   25,000    19      658       3    (73)      607

Cumulative
  effect of
  change in
  accounting
  principle  -         -     -       -       13     -         13

Balance,
January 1,
1994, as
restated 19,610   25,000   $19     $658     $16   $(73)     $620

              See notes to consolidated financial statements.

                       MONTGOMERY WARD HOLDING CORP.
        CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (Continued)
              (Millions of dollars, except per share amounts)


       Class A Class B Capital
       Common  Common     in
       Stock   Stock    Excess                    Treasury   Total
       $ .01   $ .01      of              Unre-   Stock,     Share-
        Par      Par      Par   Retained  alized  at         holders'
       Value   Value    Value   Earnings  Gains   Cost       Equity
       (Number of shares
        in thousands)

Balance,
January 1,
1994, as
restated 19,610   25,000   $19     $658     $16   $(73)     $620

Net
 income       -        -     -      117       -       -      117
Cash
 dividends
 paid         -        -     -     (24)       -       -     (24)
Tax benefit
 of stock
 option exer-
 cises        -        -     1        -       -       -        1
Change in
  unrealized
  gain on
  marketable
  securities  -        -     -        -    (14)       -     (14)
Shares repur-
 chased as
 Treasury
 stock    (629)        -     -        -       -    (16)     (16)
Shares
 issued
 upon exer-
 cise of
 options    297        -     3        -       -       -        3
Shares
 issued
 upon exer-
 cise of
 conversion
 rights       2        -     -        -       -       -        -

Balance,
December
31,1994  19,280   25,000   $23     $751    $  2   $(89)     $687








              See notes to consolidated financial statements.

                       MONTGOMERY WARD HOLDING CORP.
                   CONSOLIDATED STATEMENT OF CASH FLOWS
                           (Millions of dollars)

                                    52-Week            53-Week
                                 Period Ended       Period Ended
                              Dec. 31,   Jan. 1,     Jan. 2,
                                1994         1994       1993
Cash flows from operating
  activities:
   Net income before
    cumulative effect of
    changes in accounting
    principles . . . . . . . $ 117         $ 101        $  100
   Adjustments to reconcile
    net income to net cash
    provided by operations:
     Depreciation and
       amortization. . . . . . 109            98            97
     Deferred income taxes . .  29            25            32
   Changes in operating
    assets and liabilities,
    net of businesses
    acquired:
     (Increase) decrease in:
       Trade and other accounts
        receivable             (38)           (9)           9
       Accounts and notes
        receivable from
        affiliates              (2)            14          (1)
       Merchandise
        inventories. . . . .. (243)          (204)        (38)
       Prepaid pension
        contribution . . .  .  (15)           (19)        (18)
       Other assets. . . . .  .(51)           (50)         57
     Increase (decrease) in:
       Accounts and notes
        payable to affiliates.   -              -          (30)
       Trade accounts
        payable.    .          291            148          (17)
       Accrued liabilities
        and other
        obligations. . . . . .(37)             33           21
       Federal income taxes
        payable, net . .. . .   5             (1)          (34)
       Insurance policy
        claim reserves . . .   (1)            (4)          (21)
       Deferred income taxes   (8)             -             -
       Net cash provided
        by operations. . ..   156            132           157

Cash flows from investing
  activities:
   Acquisition of Lechmere
    net of cash acquired . . (109)             -             -
   Acquisition of Smilesaver,
    net of cash acquired . . .(11)             -             -
   Purchase of short-term
    investments. . . . . . . (231)         (248)       (1,221)
   Purchase of investments
    of insurance
    operations . . . . . . . (691)         (688)         (707)
   Sale of short-term
    investments. . . . . . . . 247           240         1,367
   Sale of investments
    of insurance
    operations . . . . . . . . 671           669           698
   Disposition of
    properties, plants
    and equipment, net . . . .   4             3             7
   Capital expenditures. . . (184)         (142)         (146)
       Net cash used for
        investing
        activities  . . . . .$(304)        $(166)       $  (2)




              See notes to consolidated financial statements.

                       MONTGOMERY WARD HOLDING CORP.
             CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)
                           (Millions of dollars)

                                52-Week            53-Week
                              Period Ended       Period Ended
                          Dec. 31,   Jan. 1,     Jan. 2,
                            1994         1994       1993
Cash flows from financing
  activities:
   Proceeds from issuance
    of short-term
    debt . . . . . . . . . $11,160        $7,718        $1,823
   Payments of short-term
    debt . . . . . . . . .(11,016)       (7,718)       (1,823)
   Proceeds from issuance
    of long-term
    debt . . . . . . . . . .   168           100             -
   Payments of Montgomery
    Ward long-term
    debt . . . . . . . . . . (179)          (12)         (396)
   Payments of Lechmere
    long-term debt . . . . .  (88)             -             -
   Payments of obligations
    under capital leases . .   (8)           (6)           (7)
   Proceeds from issuance
    of common stock. . . . .     3             1             1
   Proceeds from issuance
    of preferred stock . . .    75             -             -
   Payments to redeem
    preferred stock. . . . .     -             -          (90)
   Cash dividends paid . . .  (24)          (23)          (19)
   Purchase of treasury
    stock, at cost . . . . .   (9)          (11)           (7)
   Tax benefit of stock
    options exercised
    and other share
    exchanges. . . . . . .       1             2             2
       Net cash provided
       by (used for)
       financing
       activities. . . . . .    83            51         (516)

Increase (Decrease) in cash
  and cash equivalents . . .  (65)            17         (361)

Cash and cash equivalents
  at beginning of period . .    98            81           442

Cash and cash equivalents
  at end of period . . . . .$   33        $   98        $   81
              See notes to consolidated financial statements.

                       MONTGOMERY WARD HOLDING CORP.
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       (Dollar amounts in millions)


1.  Major Accounting Policies

Business Segments

 Montgomery Ward Holding Corp. (the Company or MW Holding) and its subsidiaries are engaged in retail merchandising and direct response marketing (including insurance) in the United States. Retail merchandising operations are conducted through Montgomery Ward and Montgomery Ward's indirectly, wholly-owned subsidiary Lechmere, Inc. (Lechmere), while direct response marketing operations are conducted primarily through Signature Financial/Marketing, Inc. (Signature), a wholly-owned subsidiary of Montgomery Ward. Signature markets consumer club products and insurance products through its subsidiaries. See Note 20 for information regarding these segments.


Principles of Consolidation; Use of Estimates

 The consolidated financial statements include the Company and all subsidiaries. Certain prior period amounts have been reclassified to be comparable with the current period presentation.

 The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


Cash and Cash Equivalents

 Cash and cash equivalents include cash on hand, time deposits and highly liquid debt instruments with a maturity of three months or less from the date of purchase. The carrying amount reported in the financial statements for cash and cash equivalents approximates the fair value of these assets.

                       MONTGOMERY WARD HOLDING CORP.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                       (Dollar amounts in millions)


1. Major Accounting Policies (continued)

         Following is a summary of cash payments for interest and income taxes and non-cash financing and investing activities:

                                52-Week            53-Week
                              Period Ended       Period Ended
                          Dec. 31,   Jan. 1,     Jan. 2,
                            1994         1994       1993
 Cash paid for:
  Income taxes . . . . . . $  33           $ 46         $ 53
  Interest . . . . . . . . $  56           $ 55         $ 50

 Non-cash financing
  activities:
   Notes issued for
     purchase of
     Treasury stock. . . . $   7           $ 16         $  5

 Non-cash investing
  activities:
   Change in unrealized
     gain on marketable
     securities. . . . . . $(14)           $  -         $  1
   Like-kind exchange of
     assets. . . . . . . . $   5           $  6         $  -


The net cumulative effect of changes in accounting principles of $13 in 1994 and $40 in 1992 has no cash impact.


Investments

 Effective January 2, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments In Debt and Equity Securities" (FAS No. 115). Under FAS No. 115, all debt securities are classified as "available-for-sale" and are stated at fair market value with all changes in unrealized gains or losses included in Shareholder's Equity. The adoption of FAS No. 115 increased Investments of insurance operations by $20, Deferred income taxes by $7 and Unrealized gain on marketable securities by $13 as of January 2, 1994 and had no impact on the results of operations of the Company.

                       MONTGOMERY WARD HOLDING CORP.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                       (Dollar amounts in millions)


1.       Major Accounting Policies (continued)

Merchandise Inventories

         Merchandise inventories are valued at the lower of cost or market, using the retail last-in, first-out (LIFO) method.


Depreciation, Amortization and Repairs

         Depreciation is computed on a straight-line basis over the estimated useful lives of the properties, with annual rates ranging between 2% and 3% for buildings and between 12% and 25% for fixtures and equipment. Leasehold improvements and assets under capital leases are amortized on a straight-line basis over no longer than the primary term of the lease. Upon retirement or disposition, the cost and the related depreciation or amortization are removed from the accounts, with the gains or losses included in income.

         Interest relating to construction in progress is capitalized and amortized over the useful life of the property. Pre-operating expenditures which are not capital in nature are charged against income in the year the store is opened. Normal maintenance and repairs are expensed as incurred. Major repairs that materially extend the lives of properties are capitalized, and the assets replaced, if any, are retired.


Direct Response Marketing Revenues

         Life and accident and health insurance premiums, which are recognized as revenue when due from policyholders, are associated with related benefits and expenses to result in the recognition of profit over the terms of the policies. Property-liability insurance premiums and club membership dues are deferred and earned on a pro-rata basis over the terms of the policies and memberships. Unearned premiums and club memberships of $63 and $53 at December 31, 1994 and January 1, 1994, respectively, are included in Accrued liabilities and other obligations.

                       MONTGOMERY WARD HOLDING CORP.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                       (Dollar amounts in millions)


1.       Major Accounting Policies (continued)

Direct Response and Insurance Acquisition Costs

         Costs allocated to the insurance and club memberships in force at June 24, 1988, as well as the costs of acquiring new club memberships and insurance business (primarily marketing expenses), are included in Direct response and insurance acquisition costs.
Costs of acquiring new business have been deferred when considered recoverable.

         Acquisition costs are amortized in proportion to the revenue recognized. Amortization charged to income was $124, $111 and $106 for 1994, 1993 and 1992, respectively, and is included in Operating, selling, general and administrative expenses.


Interest Rate Exchange and Cap Agreements

         Amounts paid or received pursuant to interest rate exchange and cap agreements are deferred and amortized as interest expense or income over the remaining life of the applicable agreement.


Insurance Policy Claim Reserves

         Liabilities for future policy benefits have been determined principally by the net level premium method. These amounts have been computed by using assumptions that include provisions for risk of adverse deviation. The assumptions developed for interest rates (average 6%-8%) and withdrawal rates are based on the experience of Montgomery Ward Life Insurance Company, a wholly-owned subsidiary of Signature. The principal mortality tables used to develop the assumed mortality rates are the 1960 Commissioners' Standard Group Table, the 1955-1960 and 1965-1970 Basic Mortality Tables and the 1969-1971 U.S. Life Tables. The reserve for claims and related adjustment expenses is based on estimates of the costs of individual claims reported and incurred but not reported prior to year-end. While management believes the reserve for claims and related adjustment expenses is adequate, the reserve is continually reviewed and as adjustments become necessary, they are reflected in current operations.

                       MONTGOMERY WARD HOLDING CORP.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                       (Dollar amounts in millions)


1.       Major Accounting Policies (continued)

Federal Income Tax

         The Company and its subsidiaries file a consolidated Federal income tax return. Insurance subsidiaries which had previously filed separate Federal income tax returns are expected to be included in the consolidated return to be filed for the 1994 tax year.

         Prior to 1992, the Company determined its income tax expense and related deferred federal income taxes in accordance with Statement of Financial Accounting Standards No. 96, "Accounting for Income
Taxes" (FAS 96). Effective December 29, 1991, the Company adopted the provisions of FAS 109, "Accounting for Income Taxes". See Note
8 for discussion of the impact on financial position and results of operations resulting from the adoption of FAS 109.


2.       Acquisition of Lechmere, Inc.

         Montgomery Ward acquired in a merger transaction all the stock of LMR Acquisition Corporation (LMR), which owns 100% of the stock of Lechmere, on March 30, 1994. The aggregate purchase price was comprised of an estimated price of $113 and a contingent purchase price of up to $20 in cash and the issuance of up to 400,000 shares of Class A Common Stock, Series 1 (or at the option of Montgomery
Ward, up to 400,000 shares of Class A Common Stock, Series 3). The contingent price is dependent on Lechmere achieving or exceeding a specified gross margin amount during the period commencing February
27, 1994 and ending February 25, 1995. Management believes that no payment of the contingent purchase price will be required.

         The closing price included a $10 promissory note (the Note) of Montgomery Ward, which bears interest at a rate of 4.87% per annum.
The Note is included in accrued liabilities and other obligations at December 31, 1994. Seventy-five percent of the accrued interest on and principal of the Note are payable 540 days after the date of the Note, and the balance is payable three years after the date of the Note. The Note, which is secured by a standby letter of credit, is to be reduced upon the occurrence of certain specified circumstances.

         As part of the closing, Montgomery Ward advanced approximately $88 and assumed $3 in obligations to enable Lechmere to retire its outstanding bank debt and subordinated debt.

                       MONTGOMERY WARD HOLDING CORP.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                       (Dollar amounts in millions)


2. Acquisition of Lechmere, Inc. (continued)

 The acquisition was accounted for as a purchase. The purchase price has been allocated to Lechmere's net assets based upon preliminary results of asset valuations and liability and contingency assessments. Actual adjustments may differ based on the results of further evaluations of the fair value of the acquired assets and liabilities. Any differences between preliminary and actual adjustments are not expected to have a material impact on the consolidated financial statements.

 The preliminary allocation is summarized as follows:

     Inventory . . . . . . . . . . . . . . . . . . . . $140
     Properties, Plants & Equipment. . . . . . . . . .   57
     Goodwill  . . . . . . . . . . . . . . . . . . . .  124
     Other Assets. . . . . . . . . . . . . . . . . . .   50
     Due to Montgomery Ward. . . . . . . . . . . . . . (88)
     Accounts Payable and other Liabilities. . . . . .(170)
                                                       $113

                       MONTGOMERY WARD HOLDING CORP.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                       (Dollar amounts in millions)


3.  Investments of Insurance Operations

  Following is a summary of Investments of insurance operations in securities other than related party investments. The fair values for marketable debt and equity securities are based on quoted market prices.
                                 December 31, 1994

                             Gross       Gross
  Type of                   Unrealized   Unrealized   Market
 Investment         Cost     Gains       Losses     Value

Fixed maturities
  Bonds:
   United States
    Govern-
    ment and
    government
    agencies
    and author-
    ities. . . . . $ 51         $ -           $ 2        $ 49
   Public
    utilities. . . . 73           6             -          79
   All other
    corporate
    bonds. . . . .   26           1             1          26
  Mortgage-backed
   securities. . .  115           -             6         109
      Total
      fixed
      maturi-
      ties. .       265           7             9         263

Equity
  securities:
   Common
    stock. . . . .    8           5             -          13
     Total
     equity
     securi-
     ties. .          8           5             -          13

Policy
  loans. . . . . . .  7           -             -           7
Short-term
  investments. . .   31           -             -          31
     Total
     Invest-
     ments .       $311          $12          $ 9        $314

                       MONTGOMERY WARD HOLDING CORP.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                       (Dollar amounts in millions)

3.  Investments of Insurance Operations (continued)

                                 January 1, 1994
                                                      Amount
                                                      at Which
                        Gross      Gross            Shown in
  Type of             Unrealized Unrealized  Market   Balance
 Investment   Cost      Gains      Losses    Value    Sheet

Fixed maturities
  Bonds:
   United States
    Govern-
    ment and
    government
    agencies
    and author-
    ities. . . $ 67      $ 3         $ -      $ 70      $67
   Public
    utilities.   80       16           -        96       80
   All other
    corporate
    bonds. . .   26        1           -        27       26
  Mortgage-
   backed
   securities.   64        -           -        64       64
      Total
      fixed
      maturi-
      ties.     237       20           -       257     237

Equity
  securities:
   Common
    stock. . .    8        5           -        13       13
     Total
     equity
     securi-
     ties.        8        5           -        13       13

Policy
  loans. . . .    7        -           -         7        7
Short-term
  investments.   39        -           -        39       39
   Total
   Invest-
   ments       $291      $25         $ -      $316      $296

                       MONTGOMERY WARD HOLDING CORP.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                       (Dollar amounts in millions)


3.  Investments of Insurance Operations (continued)

  The amounts of fixed maturities as of December 31, 1994 are as follows:
                                            Amortized  Market
                                              Cost     Value

  Due in 1995. . . . . . . . . . . . . . . . .$ 12      $ 12
  Due in 1996 through 2000 . . . . . . . . . . 109       111
  Due in 2001 through 2005 . . . . . . . . . .  28        30
  Due in 2006 and beyond . . . . . . . . . . .   1         1
  Mortgage-backed securities . . . . . . . . . 115       109
                                              $265      $263


  Realized capital gains before income tax and changes in unrealized gains (losses) after income tax on fixed maturities, mortgage loans and equity securities are as follows:

                                         Fixed
                                        Maturities
                                      and Mortgage  Equity
                                         Loans      Securities
52-Week Period Ended December 31, 1994
 Realized. . . . . . . . . . . . . . . . . .$ -         $ -
 Unrealized. . . . . . . . . . . . . . . . $(2)         $ 4

52-Week Period Ended January 1, 1994
 Realized. . . . . . . . . . . . . . . . . .$ 1         $ -
 Unrealized. . . . . . . . . . . . . . . . .$ -         $ 3

53-Week Period Ended January 2, 1993
 Realized. . . . . . . . . . . . . . . . . .$ 1         $ -
 Unrealized. . . . . . . . . . . . . . . . .$ -         $ 3


4.  Accounts and Notes Receivable from Affiliates

 Montgomery Ward and Montgomery Ward Credit Corporation
(Montgomery Ward Credit), a subsidiary of GE Capital Corporation (GE Capital) have entered into an Account Purchase Agreement pursuant to which Montgomery Ward Credit purchases receivables from time to time and provides services to Montgomery Ward. Under this agreement, Montgomery Ward Credit has the exclusive right to operate the Montgomery Ward private label credit card system and the obligation to purchase for their face value (and Montgomery Ward is obligated to sell) all the receivables generated by the

                       MONTGOMERY WARD HOLDING CORP.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                       (Dollar amounts in millions)

4.  Accounts and Notes Receivable from Affiliates (continued)

Montgomery Ward private label credit card system, including those generated through MW Direct, up to $6,000 at any time outstanding. Montgomery Ward accounts for the transfer as a sale of the applicable receivables. Sales of receivables to Montgomery Ward Credit were $4,092, $3,991 and $3,489 for 1994, 1993 and 1992, respectively. At December 31, 1994 and January 1, 1994, there were $5,221 and $4,947 of Montgomery Ward credit card receivables owned by Montgomery Ward Credit, respectively. Amounts receivable from Montgomery Ward Credit pursuant to the sale of such receivables are included in Accounts and notes receivable from affiliates.

  Montgomery Ward is exposed to both market risk and credit risk under the Account Purchase Agreement. Under the Account Purchase Agreement, Montgomery Ward is required to pay Montgomery Ward Credit the excess interest costs on a monthly basis if a blended interest rate applicable to Montgomery Ward Credit's finance costs with respect to the receivables exceeds 10% per annum. To date, the blended interest rate has been less than 10%.

  Should Montgomery Ward Credit or its guarantor, GE Capital, fail to perform its obligations under the Account Purchase Agreement, Montgomery Ward would suffer an accounting loss up to the amount of Montgomery Ward's share of finance charges (as described below), net of applicable reserves carried by Montgomery Ward Credit. Montgomery Ward estimates that any accounting loss would be immaterial at December 31, 1994. Montgomery Ward Credit's obligations under the Account Purchase Agreement are not collateralized.

  Effective January 1, 1994, Montgomery Ward bears the entire risk of credit losses. Previously credit losses were shared.
Montgomery Ward's remaining liability for credit losses for 1991 through 1994 are payable to Montgomery Ward Credit in early 1998. In addition, the amounts payable by Montgomery Ward for credit losses for 1995 through 1997 may be deferred, and such deferred credit losses are also payable at Montgomery Ward's election in early 1998. Interest on Montgomery Ward's liability for credit losses is payable at a rate equal to rates on comparable borrowings of Montgomery Ward.

                       MONTGOMERY WARD HOLDING CORP.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                       (Dollar amounts in millions)

4.  Accounts and Notes Receivable from Affiliates (continued)


  In exchange for Montgomery Ward's agreement to allow Montgomery Ward Credit to increase finance charge rates in selected states, Montgomery Ward receives a share of incremental finance charges resulting from such increases which is available for offset as previously discussed and earns interest at the same rate. Incremental finance charges are generated only on purchases subsequent to the date such finance charge rates are increased. In the event that, due to the increase in finance charge rates, any refunds are required to be made, Montgomery Ward and Montgomery Ward Credit have agreed to share the financial risk. Legislation has from time to time been introduced in certain states which, if enacted, may require rescinding all or a portion of such rate increases, in which case, Montgomery Ward's share of rate increases may be substantially reduced.

  In addition to sharing incremental finance charges, with respect to each fiscal year, Montgomery Ward Credit will make a payment to Montgomery Ward of a share of all finance charges in an amount equal to (a) if credit losses are 5% or less of average gross receivables, the lesser of 3.9% of average gross receivables or the actual credit losses; (b) if credit losses are greater than 5% but less than or equal to 8% of average gross receivables, 3.9% of average gross receivables plus 50% of the amount by which actual credit losses exceed 5% of average gross receivables; or (c) if credit losses exceed 8% of average gross receivables, 5.4% of average gross receivables plus the amount by which credit losses exceed 8% of average gross receivables. In the event that finance charges billed during a fiscal year less the incremental finance charges referred to below are less than the amount computed above, the payments will be reduced to the amount of the finance charge less the incremental finance charge.

  The Company has executed notes for the credit losses which totalled $161 with respect to credit losses through 1994. The finance charge offset as of the end of 1994 was $24. Under the agreement, the notes payable to Montgomery Ward Credit are limited to $300 at any time, with any excess to be paid currently in cash. The Company does not expect credit losses for the period through 1997 to exceed the $300 limitation.

  The Account Purchase Agreement will be in effect until December
31, 2005, and thereafter from year to year unless either party gives ten years prior notice of its election to terminate.

                       MONTGOMERY WARD HOLDING CORP.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                       (Dollar amounts in millions)

5.  Merchandise Inventories

 Merchandise inventories are valued using the retail LIFO method, which matches current costs with current sales. If inventories had been valued using the first-in, first-out (FIFO) method, they would have been $133, $117 and $104 higher than those reported as of December 31, 1994, January 1, 1994 and January 2, 1993, respectively.

6.  Retirement Plans

 Retirement plans of a contributory nature cover a majority of full-time associates of Montgomery Ward and its subsidiaries. Retirement benefits are provided by a defined benefit pension plan as well as by a savings and profit sharing plan. Montgomery Ward and its subsidiaries contribute to the defined benefit pension plan to cover any excess of defined minimum benefits over the benefits available from the savings and profit sharing plan attributable to the accumulated value of associate contributions.

 The components of the pension credit were as follows:

                                52-Week            53-Week
                              Period Ended       Period Ended
                          Dec. 31,   Jan. 1,     Jan. 2,
                            1994         1994       1993
  Service cost-benefits
   earned during the
   period. . . . . . . . . .$(13)         $(11)         $(9)
  Interest cost on
   projected benefit
   obligation. . . . . . . . (46)          (45)         (44)
  Actual return on
   assets. . . . . . . . . .    4           101         (20)
  Deferral of unantici-
   pated investment
   performance . . . . . . .   72          (26)           91
  Amortization of
   unrecognized
   net loss. . . . . . . . .  (2)             -            -
  Net pension credit . . . .$  15         $  19          $18

  Assumptions:
   Discount rate . . . . . . 7.5%          8.5%         9.0%
   Increase in future
    compensation . . . . . . 6.0%          6.0%         6.0%
   Rate of return
    on plan assets . . . . . 9.5%          9.5%         9.0%

                      MONTGOMERY WARD HOLDING CORP.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                       (Dollar amounts in millions)

6.  Retirement Plans (continued)

  The funded status of the defined benefit pension plan was as follows:
                                        December 31, January 1,
                                          1994        1994
  Actuarial present value of
   accumulated benefit
   obligation:
    Vested . . . . . . . . . . . . . . . . $576         $565
    Nonvested. . . . . . . . . . . . . . .    4            4

  Accumulated benefit obligation . . . . .  580          569
  Additional amounts related
   to projected increases in
   compensation levels . . . . . . . . . .   23            9

  Projected benefit obligation . . . . . .  603          578
  Plan assets at fair value,
   primarily in equity and
   fixed income securities . . . . . . . .  789          863

  Plan assets in excess of projected
   benefit obligation. . . . . . . . . . . $186         $285

  Consisting of:
   Unrecognized net loss
    since initial
    application of FAS 87. . . . . . . . $(140)        $(28)
   Unrecognized prior
    service cost since
    initial application
    of FAS 87. . . . . . . . . . . . . .  $  2         $   3
    Prepaid pension contribution . . . .  $324         $ 310


  The projected benefit obligation was determined using an assumed discount rate of 8.5% at December 31, 1994 and 7.5% at January 1, 1994 and an assumed rate of increase in future compensation levels of 6% for 1994 and 1993. Unrecognized net gains and losses and prior service costs are amortized over the average future service period.

  The savings and profit sharing plan includes a voluntary savings feature for eligible associates and matching company contributions based on a fixed percentage of certain associates' contributions. The company matching expense was $6 for each of 1994, 1993 and 1992.
                       MONTGOMERY WARD HOLDING CORP.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                       (Dollar amounts in millions)

6.  Retirement Plans (continued)

  Substantially all associates who retire after participation in the retirement plan for ten years and who are members of the health care plan for the year prior to retirement are eligible for certain health care and life insurance benefits, the cost of which is shared with the retirees. In 1992, the Company established a limit on its future annual contributions on behalf of retirees at a maximum of 125% of the projected 1992 company contributions.

  In the fourth quarter of 1992, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" as of December 29, 1991. This statement requires the accrual of the cost of providing postretirement benefits, including medical and life insurance coverage, during the active service period of the associate. The Company elected to immediately recognize the accumulated postretirement liability. This resulted in a one-time, after-tax charge of $90 (after reduction for income taxes of $59). The effect of this change on 1992 earnings was not material. Prior to 1992, the Company recognized expense in the year the benefits were provided.

  The components of the net periodic postretirement benefit cost were as follows:
                                        1994    1993   1992

   Service Cost. . . . . . . . . . . . . $ 2     $ 2    $ 2
   Interest cost on accumulated
    postretirement benefit
    obligation . . . . . . . . . . . . .  11      12     12
   Net periodic postretirement
    benefit cost . . . . . . . . . . . . $13     $14    $14

                       MONTGOMERY WARD HOLDING CORP.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                       (Dollar amounts in millions)

6.  Retirement Plans (continued)

  The status of the Company's liability for postretirement benefits at December 31, 1994 and January 1, 1994, which are included in Accrued liabilities and other obligations is as follows:


                                                1994    1993

   Accumulated postretirement
    benefit obligation:
     Retirees. . . . . . . . . . . . . . . . . .$104    $120
     Fully eligible active associates. . . . . .  18      20
     Other active associates . . . . . . . . . .  26      25
     Total accumulated
       postretirement benefit
       obligation. . . . . . . . . . . . . . . . 148     165
    Unrecognized loss. . . . . . . . . . . . . . (4)    (22)
    Accrued postretirement
     benefit obligation. . . . . . . . . . . . .$144    $143


  The weighted average discount rate used in measuring the accumulated postretirement benefit obligation was 8.5% at December 31, 1994 and 7.5% at January 1, 1994. The assumed health care cost trend rate and the impact of a 1% increase in the medical trend rate on the accumulated postretirement benefit obligation, service cost and interest cost are not applicable due to caps established on current cost levels.

  The Company continues to evaluate ways in which it can better manage retiree benefits and control the costs. Any changes in the plan or revisions to assumptions that affect the amount of expected future benefits may have a significant effect on the amount of the reported obligation and annual expense.

                       MONTGOMERY WARD HOLDING CORP.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                       (Dollar amounts in millions)

7.       Properties, Plants and Equipment

         The details of the properties, plants and equipment accounts are shown below at cost:
                                        December 31,     January 1,
                                            1994             1994

Land     . . . . . . . . . . . . . . $  197           $  177
Buildings. . . . . . . . . . . . . .    860              778
Leasehold improvements . . . . . . .    319              289
Fixtures and equipment . . . . . . .    503              401
Assets under capital leases. . . . .    111              113
Less accumulated depreciation
         and amortization. . . . . .  (591)            (495)
Properties, Plants, and
         Equipment, net. . . . . . . $1,399           $1,263

         Gains or (losses) on the sale of properties were $1, $0 and $(2) for 1994, 1993 and 1992, respectively. Accumulated amortization on capital lease assets was $49 and $43 for 1994 and 1993, respectively.

8.       Income Taxes

         In the fourth quarter of 1992, the Company adopted FAS 109, "Accounting for Income Taxes", as of December 29, 1991. The cumulative effect on prior years' net income of the adoption of this statement was a credit of $50.

         The Company has alternative minimum tax (AMT) credits of $24, $31 and $31 as of December 31, 1994, January 1, 1994 and January 2,
1993, respectively, available to offset future Federal income tax liabilities. The Company also has targeted jobs tax credit carryforwards of $9 available as of December 31, 1994, which expire beginning in 2007.

         The approximate tax effects of temporary differences and carryforwards that give rise to the deferred tax liability are as follows:
                                        December 31,    January 1,
                                            1994            1994

  Accrued liabilities. . . . . . . . . $(169)           $(222)
  Postretirement benefits. . . . . . .   (56)             (56)
  Insurance reserves . . . . . . . . .   (61)                -
  Other deferred tax assets. . . . . .   (23)             (27)
   Total deferred tax assets . . . . .  (309)            (305)

  Prepaid pension contribution . . . .    128              121
  Direct response and insurance
   acquisition costs . . . . . . . . .    127              114
  Property, plants and equipment . . .    133              133
  Other deferred tax liabilities . . .     47               68
   Total deferred tax liabilities. . .    435              436

  AMT and other credit carryforwards .   (36)             (31)
  Valuation allowance. . . . . . . . .     32               27
   Net deferred tax liability. . . . .  $ 122            $ 127

                       MONTGOMERY WARD HOLDING CORP.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                       (Dollar amounts in millions)

8. Income Taxes (continued)

 Income tax expense consists of:
                                52-Week            53-Week
                              Period Ended       Period Ended
                          Dec. 31,   Jan. 1,     Jan. 2,
                            1994         1994       1993
  Federal
   Currently payable . . . .$25          $28          $15
   Deferred. . . . . . . . . 29           25           32
  State, local
   and foreign . . . . . . .  8            6            3
  Total income
   tax expense . . . . . . .$62          $59          $50


  A reconciliation of the statutory to effective federal income tax rate is as follows:
                                52-Week            53-Week
                              Period Ended       Period Ended
                          Dec. 31,   Jan. 1,     Jan. 2,
                            1994         1994       1993
  Federal income
   tax rate. . . . . . . . .35%          35%           34%
  State taxes, net
   of reduction of
   Federal tax . . . . . . .  3            2             1
  Targeted Jobs
   Tax Credit. . . . . . . .(3)          (1)           (2)
  Impact of increase
   in statutory rate . . . .  -            1             -
  Permanent differences. .  (1)            -             -
  Effective income
   tax rate. . . . . . . .  34%          37%           33%


  Permanent differences include the 1994 settlement of income tax assessments for the taxable years ending December 31, 1988 through December 29, 1990. Montgomery Ward had previously provided for these assessments and the related deferred income taxes were adjusted in 1994 to reflect the impact of this settlement.

                       MONTGOMERY WARD HOLDING CORP.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                       (Dollar amounts in millions)


9.  Deferred Service Contract Revenue

  The Company sells product service contracts on its own behalf, and beginning in 1994, on behalf of Virginia Surety Company, Inc.
(VSC). The Company recognizes the revenue related to sales of Montgomery Ward service contracts in proportion to the costs expected to be incurred in performing services under the contracts. Deferred service contract revenue of $231 and $239 at December 31, 1994 and January 1, 1994, respectively, is included in Accrued liabilities and other obligations. The Company recognizes the revenue, net of the fixed payment due to VSC on sales of VSC contracts at time of the sale. VSC insured contracts comprised 17% of sales of service contracts to Montgomery Ward customers in 1994. Montgomery Ward has contracted with VSC to provide repair services to VSC.


10. Insurance Policy Claim Reserves

  The Company's insurance subsidiaries are involved in both the cession and assumption of reinsurance with other companies. Risks are reinsured with other companies to permit the recovery of a portion of the direct losses. Policy related liabilities and accruals, including incurred but not reported claims, are included in the financial statements as Insurance policy claim reserves, and reinsurance ceded is reflected as a component of Other assets. The Company remains liable to the extent the reinsuring companies cannot meet their obligations under these reinsurance treaties.

                       MONTGOMERY WARD HOLDING CORP.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                       (Dollar amounts in millions)

10.                            Insurance Policy Claim Reserves (continued)

  Premium revenues, which are included in Direct response marketing revenues, are as follows:
                                                     Percentage
                       Ceded To   Assumed           of Amount
               Gross Other     from Other Net   Assumed
               Amount  Companies Companies  Amount  To Net

52-Week Period
  Ended Decem-
  ber 31, 1994:

Life insurance
  in force . .$5,729    $ 93        $ -     $5,636     0.0%

Premiums
  Life
   insurance .$   50    $  1       $  3     $   52     5.8%
  Accident and
   health
   insurance . .  76       -         11         87    12.6%
  Property and
   liability
   insurance .    62       9          -         53     0.0%
    Total. . .$  188    $ 10       $ 14     $  192     7.3%


52-Week Period
  Ended Janu-
  ary 1, 1994:

Life insurance
  in force . .$5,438    $102        $ -     $5,336     0.0%

Premiums
  Life
   insurance .$   45    $  1        $ 3     $   47     6.4%
  Accident and
   health
   insurance . .  67       -         13         80    16.3%
  Property and
   liability
   insurance .    51       8          -         43     0.0%
    Total. . .$  163    $  9        $16     $  170     9.4%

53-Week Period
  Ended Janu-
  ary 2, 1993:

Life
  insurance
  in force . .$5,325    $114        $ -     $5,211     0.0%

Premiums
  Life
   insurance .$   45    $  1        $ 3     $   47     6.4%
  Accident and
   health
   insurance . .  66       -         16         82    19.5%
  Property and
   liability
   insurance .    49       8          -         41     0.0%
    Total. . .$  160    $  9        $19     $  170    11.2%

                       MONTGOMERY WARD HOLDING CORP.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                       (Dollar amounts in millions)

11.      Short-Term and Long-Term Debt

         The long-term debt of Montgomery Ward and its subsidiaries is as follows:
                                       December 31,   January 1,
                                           1994        1994
Montgomery Ward
 Note Purchase Agreements; Senior Notes
  Series A to Series G due in 1998
  to 2005 at 7.07% to 8.18% interest
  rates. . . . . . . . . . . . . . . . . .  $100        $100
 Economic Development Revenue Bonds,
  due in 1994 at 9.5% interest rate. . . . .   -           5
 Commercial Development Revenue Bonds,
  due in 2013 at 4.15% interest rate,
  adjusted at three-year intervals . . . .     5           5
 Other . . . . . . . . . . . . . . . . . . .   2           2

Montgomery Ward Real Estate Subsidiaries
 4 3/4% Secured Notes, due serially
  to January 15, 1995. . . . . . . . . . . .   1           2
 11 1/2% Secured Note, due serially
  to September 1, 2001 . . . . . . . . . .    15          17
 7 1/2% Secured Note, due serially
  to November 30, 2002 . . . . . . . . . . .   6           7
 9.45% Secured Notes, due serially
  to November 30, 2003 . . . . . . . . . . .  18          19
 7 3/4% Secured Notes, due serially
  to August 31, 2004 . . . . . . . . . . . .  20          22
 7 7/8% Secured Notes, due serially
  to December 15, 2005 . . . . . . . . . . .   9          10
 9% Secured Notes, due serially to
  January 1, 2006. . . . . . . . . . . . . .  13          14
 Other . . . . . . . . . . . . . . . . . . .  10          10

Lechmere
 9.65% Secured Mortgage Notes, due
  October 31, 1996 . . . . . . . . . . . . .  24           -
 Other . . . . . . . . . . . . . . . . . . .   5           -
     Total long-term debt. . . . . . . . . .$228        $213


 The amounts of long-term debt that become due during the fiscal years 1995 through 1999 are as follows: 1995--$8, 1996--$33,
1997--$10, 1998--$20 and 1999--$10.

                       MONTGOMERY WARD HOLDING CORP.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                       (Dollar amounts in millions)

11. Short-Term and Long-Term Debt (continued)

  Montgomery Ward has entered into a Long Term Credit Agreement (Long Term Agreement) dated as of September 15, 1994 with various lenders. The Long Term Agreement, which expires September 15, 1999, provides for a revolving facility in the principal amount of $603. As of December 31, 1994, no borrowings were outstanding under the Long Term Agreement. Concurrently, Montgomery Ward also entered into a Short Term Credit Agreement (Short Term Agreement) dated as of September 15, 1994 with various lenders. The Short Term Agreement, which expires September 14, 1995, provides for a revolving facility in the principal amount of $297. As of December 31, 1994, $144 was outstanding under the Short Term Agreement.

  Proceeds from borrowings under the Long Term Agreement and the Short Term Agreement (collectively, the Agreements) were used to pay all borrowings outstanding under an Amended and Restated Credit Agreement dated as of September 22, 1992, a Short Term Credit Agreement dated as of September 22, 1992 and a Term Loan Agreement dated as of November 24, 1993 and the agreements were terminated.

  Under the Agreements, Montgomery Ward may select among several interest rate options, including a rate negotiated with one or more of the various lenders. The interest rates for the aforementioned bank borrowings are based on market rates and significant increases in market interest rates will increase interest payments required. A commitment fee is payable based upon the unused amount of each facility, although under certain circumstances, an additional fee may be payable to lenders not participating in a negotiated rate loan. The weighted average interest rate paid under the Agreements was 4.9% for 1994.

  During the fourth quarter of 1994, Montgomery Ward entered into interest rate exchange and cap agreements with various banks to offset the market risk associated with an increase in interest rates under both the Long Term Agreement and Short Term Agreement. The aggregate notional principal amounts under the interest rate exchange agreements is $100 in 1994, $175 in 1995 through 1997 and $75 in 1998 through 1999. Under the terms of the interest rate exchange agreements, Montgomery Ward pays the banks a weighted average fixed rate of 7.2% in 1994, 7.4% from 1995 through 1997 and 7.6% from 1998 through 1999 and will receive the one-month daily average London Interbank Offered (LIBO) rate in each case multiplied by the notional principal amount. The average aggregate notional principal amounts under the various cap agreements is $63 in the fourth quarter of 1994, $154 in 1995, $158 in 1996 and $113 in 1997. Under the terms of the cap agreements, Montgomery Ward

                       MONTGOMERY WARD HOLDING CORP.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                       (Dollar amounts in millions)

11. Short-Term and Long-Term Debt (continued)

receives payments from the banks when the one-month daily average LIBO rate exceeds the 5.0% cap strike in 1994, 5.5% cap strike rate in 1995, 6% cap strike rate in 1996 and 7.0% cap strike rate in 1997. Such payments will equal the amount determined by multiplying the notional principal amount by the percentage, if any, by which the one-month daily average LIBO rate exceeds the cap strike rate. Montgomery Ward is exposed to credit risk in the event of nonperformance by the other parties to the interest rate exchange and cap agreements; however, Montgomery Ward anticipates full performance by the counterparties. The fair market value of the exchange and cap agreements at December 31, 1994 was $11. Fair value is estimated based upon the amount that Montgomery Ward would receive or pay to terminate the agreements as of the reporting date, utilizing quoted prices for comparable contracts.

  The Agreements and the Note Purchase Agreements impose various restrictions on Montgomery Ward, including the satisfaction of certain financial tests which include restrictions on payments of dividends. Under the terms of the Agreements, which are currently the most restrictive of the financing agreements as to dividends, distributions and redemptions, Montgomery Ward may not pay dividends or make any other distributions to the Company or redeem any Common Stock in excess of (1) $63 on a cumulative basis, plus
(2) 50% of Consolidated Net Income of Montgomery Ward (as defined in the Agreements) after January 1, 1994, plus (3) any repayment by the Company of any loan or advance made by Montgomery Ward to the Company which was received after January 1, 1994, plus (4) capital contributions received by Montgomery Ward after January 1, 1994, plus (5) net proceeds received by Montgomery Ward from (a) the issuance of capital stock including treasury stock but excluding Debt-Like Preferred Stock (as defined in the Agreements), or (b) any indebtedness which is converted into shares of capital stock other than Debt-Like Preferred Stock of Montgomery Ward or the Company, after January 1, 1994, plus (6) an adjustment of $45 for 1994 through 1996, $30 in 1997 and $15 in 1998. The Montgomery Ward Preferred discussed in Note 13 constitutes Debt-Like Preferred Stock for purposes of the dividend restrictions under the Agreements. At December 31, 1994, Montgomery Ward could pay dividends and make other distributions to the Company of $124 pursuant to the terms of the Agreements. To date, Montgomery Ward has been in compliance with all such financial tests.

  Montgomery Ward has outstanding Commercial Development Revenue
Bonds, which are adjusted to the market rate of interest at three-year intervals. The rate was adjusted to 4.15% in 1992.

                       MONTGOMERY WARD HOLDING CORP.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                       (Dollar amounts in millions)

11. Short-Term and Long-Term Debt (continued)

  The Secured Notes of the real estate subsidiaries and the secured Mortgage Notes of Lechmere are secured by mortgage liens and/or assignments of rental agreements whereby the real estate subsidiaries have assigned to trustees certain monies payable under leases with Montgomery Ward. At December 31, 1994, assets with a net book value of approximately $228 represented collateral for certain of these secured notes.

  The market value of the Company's long-term debt of $212 is estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

12. Leases

  The Company leases real and personal property principally through noncancelable capital and operating leases, which generally provide for the payment of minimum rentals and, in certain instances, executory costs and additional rentals based upon a percentage of sales. The terms of the real estate leases typically contain renewal options for additional periods.

  At December 31, 1994, the minimum lease payments under all noncancelable operating leases with an initial term of more than one year, not including $17 of future sublease rentals, and under capital leases are as follows:
                                             Capital  Operating
                                             Leases   Leases

  1995 . . . . . . . . . . . . . . . . . . . .$ 15       $113
  1996 . . . . . . . . . . . . . . . . . . . .  14        105
  1997 . . . . . . . . . . . . . . . . . . . .  13         95
  1998 . . . . . . . . . . . . . . . . . . . .  13         87
  1999 . . . . . . . . . . . . . . . . . . . .  12         79
  Later Years. . . . . . . . . . . . . . . . .  57        807
   Total Minimum Lease Payments. . . . . . . .$124     $1,286

  Less Executory Costs, principally
   real estate taxes to be paid
   by the lessor . . . . . . . . . . . . . . . (5)
  Less Imputed Interest. . . . . . . . . . . .(38)

   Present Value of Net Minimum
    Capital Lease Payments
    Including Portion due within
    one year of $7 . . . . . . . . . . . . . .$ 81

                       MONTGOMERY WARD HOLDING CORP.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                       (Dollar amounts in millions)

12. Leases (continued)

  Net rent expense charged to earnings was $130 for 1994, $104 for 1993 and $101 for 1992 after deducting rentals from subleases of $9 in 1994, $9 in 1993 and $10 in 1992. Rent expense includes contingent lease rentals for capital and operating leases of $13 for 1994, $11 for 1993 and $11 for 1992. These contingent lease rentals are generally based on sales revenues.

  Some rental agreements contain escalation provisions that may require higher future rent payments. Rent expense incurred under rental agreements which contain escalation clauses is recognized on a straight-line basis over the life of the lease.


13. Redeemable Preferred Stock

  Effective September 30, 1992, Montgomery Ward declared a dividend payable to the Company and the Company redeemed all of its outstanding shares of Preferred Stock, including 500 shares of Senior Preferred Stock, par value $1.00 per share, and 400 shares of Junior Preferred Stock, par value $1.00 per share, all of which were held by GE Capital. The aggregate redemption prices for the Senior Preferred Stock and the Junior Preferred Stock were $50 and $40, respectively, and accrued dividends thereon were $3.
Dividends had been paid quarterly at an annual rate of $11,500 per share and $12,000 per share for the Senior Preferred Stock and Junior Preferred Stock, respectively.

  On April 27, 1994, the Company's Certificate of Incorporation was amended to authorize the issuance of a new series of senior preferred stock (Senior Preferred Stock). On that date, the Company issued all of the 750 shares of Senior Preferred Stock authorized by the Certificate of Incorporation to General Electric Capital Corporation in exchange for $75 in cash. The Company used the proceeds to acquire 750 shares of a new issue of senior preferred stock of Montgomery Ward (Montgomery Ward Preferred) for $75 and Montgomery Ward used the proceeds to reduce short-term borrowings.

  Dividends on the Senior Preferred Stock are payable quarterly at an annual rate of $4,850 per share. The Company is required to redeem all or any portion of the Senior Preferred Stock upon four months' written notice by the holders on or after April 28, 1999.

                       MONTGOMERY WARD HOLDING CORP.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
          (Dollar amounts in millions, except per share amounts)

14. Common Stock

  The Company has the following authorized classes of common stock:

   Class A Common Stock, Series 1; $.01 par value; 25,000,000 shares authorized; 19,074,118 shares issued and outstanding, net of 5,925,882 shares held in treasury.

   Class A Common Stock, Series 2; $.01 par value; 5,412,000 shares authorized; 206,364 shares issued and outstanding, net of 678,982 shares held in treasury.

   Class A Common Stock, Series 3; $.01 par value; 2,400,000 shares authorized; no shares issued or outstanding.

   Class B Common Stock; $.01 par value; 25,000,000 shares authorized, issued and outstanding; all owned by GE Capital.

  The Company has repurchased 4,187,550 shares held by certain former officers of the Company, Montgomery Ward and Signature and their permitted transferees by making cash payments and issuing installment notes in the aggregate of approximately $62. As of December 31, 1994, the outstanding balance of these notes was $26. These installment notes bear interest at varying rates, are payable over multi-year periods (generally three to five years) and are secured by shares of Common Stock, the fair market value of which is equal to the outstanding principal amount under each note. The notes are classified as Accrued liabilities and other obligations. Under all of the Agreements, Montgomery Ward expects to be able to advance the Company sufficient funds to allow the Company to make the required installment payments in 1995.

   Each share of Class B Common Stock entitles the holder thereof to one vote. All shares of Class A Common Stock entitle the holders to a total of 25,000,000 votes, or one vote per share if the total number of Class A shares issued and outstanding is less than 25,000,000.

                       MONTGOMERY WARD HOLDING CORP.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
          (Dollar amounts in millions, except per share amounts)

14. Common Stock (continued)

  Net income per common share is computed as follows:

                                             52-Week Period Ended
                                               December 31, 1994
                                             Class A     Class B
Earnings available for Common Share-
  holders, after deducting preferred
  stock dividend requirements. . . . .        $57          $58

Weighted average number of common
  and common equivalent shares
  (stock options) outstanding. . . . . 21,407,379   25,000,000

Earnings per share . . . . . . . . . .      $2.68        $2.30



                                             52-Week Period Ended
                                               January 1, 1994
                                             Class A     Class B
Earnings available for Common
  Shareholders . . . . . . . . . . . .        $50          $51

Weighted average number of common
  and common equivalent shares
  (stock options) outstanding. . . . . 21,805,203   25,000,000

Earnings per share . . . . . . . . . .      $2.29        $2.04



                                             53-Week Period Ended
                                               January 2, 1993
                                             Class A  Class B
Earnings available for Common Share-
  holders, after deducting preferred
  stock dividend requirements and
  cumulative effect of changes in
  accounting principles. . . . . . . .        $26           $26

Weighted average number of common
  and common equivalent shares
  (stock options) outstanding. . . . . 22,537,539    25,000,000

Earnings per share . . . . . . . . . .      $1.13         $1.05

                       MONTGOMERY WARD HOLDING CORP.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
          (Dollar amounts in millions, except per share amounts)

15. Stock Ownership Plan

         The Montgomery Ward & Co., Incorporated Stock Ownership Plan was adopted effective July 19, 1988. A total of 1,000,000 Class A
Common Stock, Series 1, 5,412,000 shares of Class A Common Stock,
Series 2, and 2,000,000 shares of Class A Common Stock, Series 3, have been reserved for issuance under the plan. Key associates of Montgomery Ward and its subsidiaries are eligible to participate and may receive awards, purchase rights and options. Awards are grants of shares for no consideration. Options for 2,926,286 and 1,484,302 of Class A Common Stock, Series 2 shares were exercisable at December 31, 1994 and January 1, 1994, respectively.

         Following is a summary of activity under the plan.

                                                  Option Price
                                         Options    Range

 Outstanding December 28, 1991 . . . . 2,944,967   $0.20-$14.79
 Granted, 1992 . . . . . . . . . . . . 1,377,478  $15.11-$18.75
 Exercised, 1992 . . . . . . . . . . . (256,367)   $0.20-$15.11
 Cancellations, 1992 . . . . . . . . . (469,170)   $0.20-$18.75
 Outstanding January 2, 1993 . . . . . 3,596,908   $0.20-$18.75
 Granted, 1993 . . . . . . . . . . . . 1,979,105  $18.75-$22.50
 Exercised, 1993 . . . . . . . . . . . (192,864)   $0.20-$18.75
 Cancellations, 1993 . . . . . . . . . (520,083)   $0.20-$22.50
 Outstanding January 1, 1994 . . . . . 4,863,066   $0.20-$22.50
 Granted, 1994 . . . . . . . . . . . . 2,010,236  $12.50-$26.50
 Exercised, 1994 . . . . . . . . . . . (297,415)   $0.20-$22.50
 Cancellations, 1994 . . . . . . . . . (890,285)   $0.20-$26.50
 Outstanding, December 31, 1994. . . . 5,685,602   $0.20-$26.50


 During 1991, the Board of Directors approved the Directors Plan. The Directors Plan was established to, among other things, allow outside directors to receive all or any portion of the fees for their services as directors of the Company and Montgomery Ward via conversion rights in Series 1 or Series 2 shares. In 1994, 1993 and 1992, 2,489, 3,466 and 3,332 Series 1 shares were issued from treasury as payment for directors fees, respectively.

                       MONTGOMERY WARD HOLDING CORP.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                       (Dollar amounts in millions)

16. Benefits and Losses

 Operating, selling, general and administrative expenses include benefits and losses related to direct response marketing operations of $102, $93 and $97 for the 52-week periods ended December 31, 1994 and January 1, 1994 and the 53-week period ended January 2, 1993, respectively.


17. Interest Expense, Net of Investment Income

 Net interest expense is as follows:

                                52-Week            53-Week
                              Period Ended       Period Ended
                          Dec. 31,   Jan. 1,     Jan. 2,
                            1994         1994       1993

  Interest on short-term
   borrowings. . . . . . . . .$19          $ 12          $ 4
  Interest on long-term
   debt and obligations
   under capital leases. . . . 30            24           41
  Miscellaneous interest,
   net . . . . . . . . . . . . 11             8            6
  Investment income. . . . .  (2)           (1)          (6)
  Total interest expense,
   net of investment
   income. . . . . . . . . . .$58           $43          $45


18. Litigation and Other Proceedings

   MW Holding, Montgomery Ward and its subsidiaries are engaged in various litigation and have a number of unresolved claims. While the amounts claimed are substantial and the ultimate liability with respect to such litigation and claims cannot be determined at this time, management is of the opinion that such liability, to the extent not provided for through insurance or otherwise, is not likely to have a material impact on the financial condition and the results of operations of the Company.

                       MONTGOMERY WARD HOLDING CORP.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
          (Dollar amounts in millions, except per share amounts)

19. Related Party Transactions

   Substantially all shares of Class A Series 1 and Series 2
Common Stock, except those held by the Chairman and Chief Executive Officer of the Company and a trust established for the benefit of his children, are held by a Voting Trust which was created in 1988. In 1994, a second voting trust was created to hold shares of Class A Series 3 Common Stock. A Voting Trustee (currently the Chairman and Chief Executive Officer of the Company) has sole voting power and control of all shares held by both Voting Trusts. The 1988 Voting Trust will expire June 21, 1998 or upon the occurrence of certain specified events in accordance with the Voting Trust Agreement. The 1994 Voting Trust has no expiration date but may expire upon the occurrence of certain specified events in accordance with the Voting Trust Agreement.

   The Company engages in various transactions with GE Capital as described in Notes 4, 13 and 14.

   In December, 1994, Montgomery Ward signed a letter of intent to acquire an equity interest in ValueVision International, Inc. (ValueVision). ValueVision provides television programming within the emerging home shopping industry. Under the proposed agreement, Montgomery Ward will purchase 1,280,000 unregistered shares of common stock of ValueVision at $6.25 per share, which represents approximately 4.7% of the issued and outstanding shares of common stock of ValueVision. Montgomery Ward will also receive warrants to purchase an additional 25 million shares of common stock of ValueVision with exercise prices ranging from $6.50 to $17.00 per share, with an average exercise price of $9.16 per share. The warrants vest over time, subject to the vesting termination and acceleration provisions in the agreement.

   In July, 1994, Montgomery Ward, through a subsidiary, became a limited partner in Merchant Partners Limited Partnership. The purpose of this partnership is to invest in new and emerging growth businesses and leveraged buy-outs to achieve a superior rate of return. Montgomery Ward made a capital contribution of $1 in 1994. Per the terms of the agreement, additional funding may be required within limitations set forth in the agreement. The cumulative maximum capital contribution is $40.

  In October 1991, the Company entered into a joint venture, MW Direct L.P. (MW Direct), formed through a partnership between subsidiaries of Montgomery Ward and subsidiaries of Fingerhut Companies, Inc., a Minneapolis-based specialty catalog marketer.

                       MONTGOMERY WARD HOLDING CORP.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                       (Dollar amounts in millions)

19. Related Party Transactions (continued)

Montgomery Ward made a $5 initial capital contribution in 1992.
Per the terms of the agreement, no further capital contributions are required.

   Montgomery Ward paid on behalf of those associates and past associates of Montgomery Ward and certain of its subsidiaries who purchased stock in the Company in 1988, the legal fees and related costs and expenses in connection with certain deficiencies in tax assessed by the Internal Revenue Service, and certain Tax Court cases. All assessments were settled in 1994. Montgomery Ward paid approximately $4 in 1993 and $1 in 1992 for services rendered in connection with the aforementioned matters.

   In November 1991, the Board of Directors approved a line of credit program for certain associates, including directors who are associates and executive officers of the Company (Line of Credit Program). Under the Line of Credit Program, the Company arranged with banks (Program Banks) for lines of credit of up to $10 in the aggregate for all participants in the Line of Credit Program. As of December 31, 1994, an aggregate of $5 was available under the Line of Credit Program. Any associate who borrows money from the Program Banks under the Line of Credit Program is required to pledge to such Program Banks as collateral a number of shares owned by such associate, the fair market value of which is equal to twice the amount the associate borrows. In the event any associate should default upon his or her repayment obligations, the Company anticipates that it will repurchase that individual's note from the Program Banks, together with the Banks' security interest in the pledged stock, at the face amount of the note plus up to one year's interest. At December 31, 1994, the borrowings outstanding under the Line of Credit Program were less than $1.

                       MONTGOMERY WARD HOLDING CORP.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                       (Dollar amounts in millions)

20. Business Segments

  Montgomery Ward and its subsidiaries are engaged in retail merchandising and direct response marketing, including insurance, in the United States. Following is information regarding revenues, earnings and assets of the Company by segment.

                                52-Week            53-Week
                              Period Ended       Period Ended
                          Dec. 31,   Jan. 1,     Jan. 2,
                            1994         1994       1993
  Total Revenues
   Retail Merchandising. . $6,573        $5,629       $5,427
   Direct Response
    Marketing. . . . . . .    465           400          379
     Total . . . . . . . . $7,038        $6,029       $5,806

  Operating Earnings
   Retail Merchandising. . $  208        $  171       $  198
   Direct Response
    Marketing. . . . . . . .   60            54           52
   Corporate and Other . .   (89)          (65)        (100)
    Total. . . . . . . . . $  179        $  160       $  150

  Identifiable Assets
   Retail Merchandising. . $3,317       $ 2,627       $2,391
   Direct Response
    Marketing. . . . . . . .  789           753          702
    Corporate and Other. .    434           455          392
     Total . . . . . . . . $4,540        $3,835       $3,485

  Depreciation and
  Amortization
   Retail Merchandising. . $  105        $   95       $   94
   Direct Response
    Marketing. . . . . . .      4             3            3
     Total . . . . . . . . $  109        $   98       $   97

  Capital Expenditures
   Retail Merchandising. . $  180        $  139       $  141
   Direct Response
    Marketing. . . . . . .      4             3            5
     Total . . . . . . . . $  184        $  142       $  146

  Under the laws and regulations applicable to insurance companies, certain subsidiaries of Signature are limited in the amount of dividends they may pay without the approval of the Illinois Insurance Department and are prohibited from making any loans and advances to Montgomery Ward and its affiliates. Under these laws, the restricted subsidiaries, which had aggregate retained earnings of $141, and aggregate total shareholders equity of $192, can pay dividends of $41 during 1995 subject to the availability of earned surplus as determined on a statutory basis. Dividends received from insurance subsidiaries were $22, $35 and $27 for 1994, 1993 and 1992.

                       MONTGOMERY WARD HOLDING CORP.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                       (Dollar amounts in millions)

21. Parent Company Financial Information

  Following is the MW Holding balance sheet as of December 31, 1994 and January 1, 1994 and the statements of income and cash flows for the 52-week periods ended December 31, 1994 and January 1, 1994 and the 53-week period ended January 2, 1993.

                       MONTGOMERY WARD HOLDING CORP.
                               BALANCE SHEET

                                  ASSETS
                                         December 31,  January 1,
                                           1994         1994

 Federal Income Taxes Receivable . . . . . .$  4        $  4
 Investment in Montgomery Ward . . . . . . . 766         671
 Redeemable Preferred Stock of
  Montgomery Ward. . . . . . . . . . . . . .  75          -
  Total Assets . . . . . . . . . . . . . . .$845        $675


                   LIABILITIES AND SHAREHOLDERS' EQUITY

 Accounts Payable to Montgomery Ward . . . .$ 57        $ 35
 Accrued Liabilities . . . . . . . . . . . .  26          33
  Total Liabilities. . . . . . . . . . . . .  83          68

 Redeemable Preferred Stock. . . . . . . . .  75           -

 Common Stock. . . . . . . . . . . . . . .     -           -
 Capital in excess of par value. . . . . . .  23          19
 Retained Earnings . . . . . . . . . . . . . 751         658
 Unrealized gain on marketable equity
  securities . . . . . . . . . . . . . . . .   2           3
 Less:  Treasury stock, at cost. . . . . . .(89)        (73)
  Total Shareholders' Equity . . . . . . . . 687         607
 Total Liabilities and
  Shareholders' Equity . . . . . . . . . . .$845        $675


                            STATEMENT OF INCOME

                                52-Week            53-Week
                              Period Ended       Period Ended
                          Dec. 31,   Jan. 1,     Jan. 2,
                            1994         1994       1993

 Miscellaneous Costs . . . .$(2)           $(1)         $(2)
  Total Costs and
   Expenses. . . . . . . . . (2)            (1)          (2)
 Tax Benefits. . . . . . . .   -              -            -

 Net Loss Before
  Earnings of
  Montgomery Ward. . . . . . (2)            (1)          (2)
 Equity in Net Income
  of Montgomery Ward,
  net of cumulative
  effect of
  accounting changes . . . . 119            102           62
 Net Income. . . . . . . . . 117            101           60
 Preferred Stock Dividend
  Requirements . . . . . . .   2             -             8

 Net Income Available
  for Common
  Shareholders . . . . . . .$115           $101         $ 52

                       MONTGOMERY WARD HOLDING CORP.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                       (Dollar amounts in millions)

21. Parent Company Financial Information (continued)

                               STATEMENT OF CASH FLOWS

                          December 31,   January 1,    January 2,
                              1994           1994          1993

 Net Income. . . . . . . . . .$117            $101         $  60
 Adjustments to reconcile
  net income to net cash
  provided:
   Change in undis-
     tributed earnings
     of subsidiary . . . . . .(96)            (79)            48
   Decrease (increase) in:
     Federal income taxes
      receivable . . . . . . .   -               -           (1)
     Other assets. . . . . . .   -               1             -
   Increase (decrease) in:
     Accounts payable to
      Montgomery Ward. . . . .  22              12            10
     Accrued liabilities . .  (14)             (4)           (4)

 Net cash provided
  before financing
  activities . . . . . . . .  (29)              31           113

 Cash flows from financing
  activities:
   Proceeds from issuance
     of common stock . . . . .   3               1             1
   Proceeds from issuance
     of preferred stock. . . .  75               -             -
   Purchase of Montgomery
     Ward preferred
    stock. . . . . . . . . . .(75)               -             -
   Cash dividends paid . . . .(24)            (23)          (19)
   Payments to redeem
     preferred stock . . . . .   -               -          (90)
   Purchase of treasury
     stock, at cost. . . . . . (9)            (11)           (7)
   Tax benefit of stock
     options exercise
     and other stock
     exchanges . . . . . . .     1               2             2

 Net cash used for
  financing activities . . .  (29)            (31)         (113)

 Cash at end of period . . . $   -            $  -          $  -

 Non-cash investing
  activities:
   Change in unrealized
   gain on investments . . . $ (1)            $  -           $ 1

 Non-cash financing
  activities:
   Notes issued for
   purchase of
   treasury stock. . . . . . $   7            $ 16           $ 5

                       MONTGOMERY WARD HOLDING CORP.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
          (Dollar amounts in millions, except per share amounts)

22. Quarterly Financial Data (unaudited)

 The quarterly operations of MW Holding are summarized as follows:

                                         Quarter
                         First Second  Third Fourth   Year
52-Week Period Ended
December 31, 1994
  Net sales. . . . . . .$1,216  $1,520   $1,574  $2,263  $6,573
  Cost of goods sold . . . 930   1,183    1,234   1,742   5,089
  Net Income . . . . . . . .10      28       15      64     117
  Net Income per Class A
   Common Share. . . . .   .23     .62      .33    1.51    2.68
  Net Income per Class B
   Common Share. . . . .   .20     .53      .29    1.28    2.30

52-Week Period Ended
January 1, 1994
  Net sales. . . . . . .$1,160  $1,283   $1,327  $1,859  $5,629
  Cost of goods sold .     876     963    1,009   1,408   4,256
  Net Income . . . . .      10      27       14      50     101
  Net Income per Class A
   Common Share. . . .     .21     .61      .33    1.16    2.29
  Net Income per Class B
   Common Share. . . .     .19     .56      .29    1.01    2.04

Item  9. Disagreements on Accounting and Financial Disclosure.

         None.

                                 PART III


Item 10. Directors and Executive Officers of the Company

         Information as to executive officers required by this item is included under the caption "Executive Officers of the Registrant" beginning on page 15. Information as to directors required by this item is incorporated herein by reference, pursuant to General Instruction G(3) to Form 10-K, from the Registrant's definitive proxy statement, for the annual meeting of shareholders to be held on May 12, 1995, to be filed within 120 days of the end of the Registrant's fiscal year.

Item 11. Executive Compensation

         Incorporated herein by reference, pursuant to General Instruction G(3) to Form 10-K, from the Registrant's definitive proxy statement, for the annual meeting of shareholders to be held on May
12, 1995, to be filed within 120 days of the end of the Registrant's fiscal year.

Item 12. Security Ownership of Certain Beneficial Owners and
         Management.

         Incorporated herein by reference, pursuant to General Instruction G(3) to Form 10-K, from the Registrant's definitive proxy statement, for the annual meeting of shareholders to be held on May
12, 1995, to be filed within 120 days of the end of the Registrant's fiscal year.

Item 13. Certain Relationships and Related Transactions

         Incorporated herein by reference, pursuant to General Instruction G(3) to Form 10-K, from the Registrant's definitive proxy statement, for the annual meeting of shareholders to be held on May
12, 1995, to be filed within 120 days of the end of the Registrant's fiscal year.

Item 14. Exhibits, Financial Statement Schedules, and Reports on
         Form 8-K.

  (a)  1. Financial Statements.
                                                            Page

   Report of Independent Public Accountants. . . . . . . . .28
    Consolidated Balance Sheet at December 31, 1994
     and January 1, 1994 . . . . . . . . . . . . . . . . . .31
    For the 52-Week Periods Ended December 31, 1994
     and January 1, 1994 and the 53-Week Period
     Ended January 2, 1993
     Consolidated Statement of Income. . . . . . . . . . . .29
       Consolidated Statement of Shareholders' Equity. . . .32
       Consolidated Statement of Cash Flows. . . . . . . . .35
   Notes to Consolidated Financial Statements. . . . . . . .37


       2. Financial Statement Schedules.

   Schedules have been omitted because they are not applicable, not required, not material, or the required information is given in the financial statements or notes thereto or combined with the information presented in other schedules or exhibits.